August 31, 2022

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

Attention:	Joanna Lam
Myra Moosariparambil

China Southern Airlines Company Limited

Form 20-F for the Fiscal Year ended December 31, 2021

Dear Ms. Lam and Ms. Moosariparambil:

We refer to your letter, dated August 3, 2022 (the “Comment Letter”), to China Southern Airlines Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (File No. 001-14660) (the “2021 Form 20-F”).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment:

Risk Factors, page 7

1.

We note you include risk factor disclosures beginning on page 21 under the heading “Risks Relating to the PRC.” Please revise to present these disclosures prominently in your filing by placing them at the forepart of the Risk Factors section. In addition, the disclosures on pages 23 through 25 concerning your auditor being subject to the determinations announced by the PCAOB and how the Holding Foreign Companies Accountable Act and related regulations may affect your company should appear adjacent to the cover page or in advance of all other risk factor disclosures. Last, revise the summary of risk factors beginning on page 7 to reflect these changes.

Response:

In response to the Staff’s comment, in future filings on Form 20-F the Company will:

•	present the risk factor disclosures under the heading “Risks Relating to the PRC” prominently in the filing by placing them at the forepart of the Risk Factors section;

•

present the risk factor disclosures concerning the Company’s auditor being subject to the determinations announced by the PCAOB and how the Holding Foreign Companies Accountable Act and related regulations may affect the Company in advance of all other risk factor disclosures; and

•	revise the summary of risk factors to reflect the above two changes.

Please refer to Exhibit A for a revised Item 3.D. “Risk Factors” incorporating the above changes.

Comment:

Risks Relating to our Business, page 9

2.

In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response:

In response to the Staff’s comment, in future filings on Form 20-F the Company will revise its disclosures under the heading of “Risks Relating to our Business—We are subject to stringent laws and contractual obligations related to data privacy and cybersecurity, and we may be exposed to risks related to our management of personal information and other data.” in Item 3.D. “Risk Factors” to read as below. Our changes are underlined below and please also refer to page 14-16 of the Exhibit A for the revised disclosure for your reference.

“We are subject to stringent laws and contractual obligations related to data privacy and cybersecurity, and we may be exposed to risks related to our management of personal information and other data.

The regulatory environment in China and elsewhere as it relates to the collection, use, transfer, and other processing of data, “important data,” and personal data and other types of information is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented a number of new laws and administrative measures that could impose significant obligations on us, adversely impact our operations or impede our ability to transfer or share information with foreign regulators and others inside and outside of China. For more information on such laws and measures, see “ — Chinese Data Privacy and Cybersecurity Laws.”

2

We routinely receive, collect, store, process, transmit and maintain personal information along with other sensitive data. We may also receive, store, process, generate, control, or otherwise have access to “important data” in our businesses. As such, we are subject to the relevant PRC data security, cyber-security, and personal data protection privacy laws, regulations, and standards that apply to the collection, generation, use, retention, protection, disclosure, transfer and other processing of personal information and “important data”. Based on the size of our company, the industry sectors in which we operate, and the fact that we are also listed abroad, we expect to be subject to heightened scrutiny and obligations with regard to cybersecurity, data security, and the protection of personal information once all the relevant regulations and rules have been promulgated. Under certain circumstances, we could become subject to cybersecurity review or data security review by the Cyberspace Administration of China, or the CAC, or other related governmental regulatory authorities. We are also subject to contractual obligations regarding the processing of personal information. Legal requirements regarding data protection and privacy continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions and increased costs of compliance.

Due to, among other things, our Company’s size and importance in the aviation sector, our involvement in transportation infrastructure, and the fact that we routinely collect and transfer passenger data that may be considered personal information; we expect that we will become subject to a cybersecurity review or data security review in the normal course of regulatory oversight by the CAC or other authorities. However, as of the date of this report, there remains uncertainty about how and when such reviews will take place in practice, as the practical implementation of detailed requirements, procedures and standards of the cybersecurity review or data security review remain unclear and their interpretation and enforcement involve uncertainties. We will continue to assess the impact of cybersecurity and personal information protection laws on our business. We are not aware of any significant difficulties in obtaining relevant permits from the CAC or other related governmental regulatory authorities, but if we become subject to the cybersecurity review or data security review, we may be required to suspend cross-border data transfer or take other preventative and risk-mitigating measures during the review process, which may affect our daily operations; moreover, we cannot guarantee that we will be able to obtain relevant permits in a timely manner or at all. If we are subject to the cybersecurity review or data security review, and are not able to obtain relevant permits in a timely manner or at all, this could significantly limit our ability to use and transfer personal, important and other information, and could also restrict or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless. Furthermore, cybersecurity review and/or data security review processes could also result in negative publicity with respect to the Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

In addition, failure to comply with any of these laws or failure or delay in the completion of the cybersecurity review or data security review procedures could result in enforcement action against us, including investigations, civil, administrative, and criminal enforcement action, fines, administrative penalties, suspension of business, website closure, revocation of prerequisite licenses, imprisonment of company officers and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

3

We have established procedures to protect the confidentiality of the personal information and “important data” we receive, store, process, generate, or otherwise have access to or control over. While we have adopted security policies and measures to protect our proprietary data, important data, and data subjects’ privacy, personal information or important information could be subject to leaks caused by hacking activities, human error, employee misconduct or negligence or system breakdown. We also cooperate with third parties including collaboration partners, airports, ground service agents, aviation sales agents and other third-party contractors and consultants for our operations. Any leakage or abuse of personal data or important data by our third-party partners may be perceived by relevant regulators or the data subjects to have resulted from a failure by us. Furthermore, any change in applicable laws and regulations or the enforcement thereof could affect our ability to use data we process as part of our operations and subject us to liability for the use of such data for previously permitted purposes. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of information security that results in the unauthorized release or transfer of personally identifiable information, important data, or other data, could cause our customers or regulators to lose trust in us and could expose us to legal claims or other sanctions. See “- Evolving data security and privacy cybersecurity requirements could increase our costs, and any significant data security incident could disrupt our operations, harm our reputation, expose us to legal risks and otherwise materially adversely affect our business, results of operations and financial condition.”

As of the date of this Annual Report, we have not been involved in any investigations on cybersecurity review or data security review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. We believe that we are currently in compliance with the regulations and policies that have been issued by the CAC governing the data privacy and cybersecurity.

In addition to the restrictions on the ability of the PCAOB to conduct inspections of audit work performed in China including the work of our auditor (see “— Our investors in the U.S. who rely on our auditor’s audit reports currently do not have the benefit of PCAOB oversight”), the DSL and PIPL contain provisions restricting our ability to share personal, important, and other information with foreign regulatory or judicial authorities. These provisions could affect our ability to respond to requests or demands for information from such authorities, including the border control authorities of the country of destination, the SEC, or in judicial proceedings.”

Comment:

Risks Relating to the PRC, page 21

3.

We note your disclosure indicating that you expect to be identified as a “Commission Identified Issuer” subject to the Holding Foreign Companies Accountable Act (or HFCAA) on page 23. Please disclose that you have been identified in the conclusive list of issuers under the HFCAA providing prominent disclosure regarding your identification as an issuer on this list.

4

Response:

In response to the Staff’s comment, in future filings on Form 20-F the Company will disclose that the Company has been identified in the conclusive list of issuers under the HFCAA and that it is subject to enhanced disclosure requirements and may accordingly be required to delist its ADSs from the New York Stock Exchange. Please refer to page 2-3 of the Exhibit A for the revised disclosure.

4.	For purposes of risk factor disclosure, provide a clear description of how cash is transferred through your organization and address the following points:

•	Quantify any dividends and distributions that your subsidiaries have made to the parent company, indicate which entities made such transfers, and describe their tax consequences;

•	Quantify dividends or distributions made to U.S. investors, identify the source, and describe their tax consequences;

•	Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors;

•	Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors.

Response:

•

Please see below a table listing all the subsidiaries that are 50% or more owned by the Company and the amount of dividends and other distributions paid by such subsidiaries to the Company for the last three years. China Southern Airlines Overseas (Hong Kong) Co., Ltd. and Nan Lung International Freight Co., Ltd. are categorized as non-resident enterprises and the Company must, after completing the overseas income tax deduction or exemption (if any) for such dividends or distributions in accordance with relevant bilateral tax treaties (or tax arrangements) between mainland China and Hong Kong, pay the enterprise income taxes for the remaining (or all) taxable amount in China. Other subsidiaries listed below are resident enterprises and the dividends and distributions made by such subsidiaries to the Company are tax-exempted income and therefore are not subject to enterprise income taxes in China.

Subsidiary		For the year of 2019	For the year of 2020	For the year of 2021
Unit: RMB10,000
1.	Guizhou Airlines Company Limited	3,660	0	0
2.	Shantou Airlines Company Limited	0	0	0
3.	Zhuhai Airlines Company Limited	0	0	0
4.	Chongqing Airlines Company Limited	0	0	0
5.	Xiamen Airlines Company Limited	0	0	0
6.	China Southern Airlines Henan Airlines Company Limited	0	0	0

5

7.	China Southern Airlines General Aviation Co., Ltd.	0	1,170	3,273
8.	China Southern Airlines Jiayuan (Guangzhou) Aviation Supplies Co., Ltd.	0	0	0
9.	Guangzhou Nanland Air Catering Co., Ltd.	0	0	0
10.	Dalian Air Catering Co., Ltd.	0	0	0
11.	Beijing Southern Airlines Ground Service Co., Ltd.	0	0	0
12.	Guangdong Nanhang Tianhe Information Technology Co., Ltd.	0	100	9
13.	Nan Lung International Freight Co., Ltd.	0	0	262
14.	Guangdong Southern Airlines Electronic Commerce Co., Ltd.	15,000	7,200	0
15.	China Southern Airlines Group Import & Export Trading Co., Ltd.	3,000	3,000	3,000
16.	Zhuhai Xiangyi Aviation Technology Co., Ltd.	3,904	4,366	6,031
17.	China Southern Airlines Overseas (Hong Kong) Co., Ltd.	0	0	0
18.	China Southern Airlines Xiongan Airlines Co., Ltd.	0	1,445	134
19.	China Southern Air Logistics Co., Ltd.	178,000	118,714	0
20.	China Southern Airlines Cargo Co., Ltd.	0	0	111
21.	Guangdong Southern Airlines Pearl Aviation Service Co., Ltd.	0	0	0
22.	Shenyang Northern Aircraft Maintenance Co., Ltd.	197	103	1,000
23.	China Southern Airlines No. 1 Aircraft Leasing (Tianjin) Co., Ltd.	2,559	1,119	545
24.	China Southern Airlines No. 2 Aircraft Leasing (Tianjin) Co., Ltd.	681	145	467
25.	China Southern Airlines No. 3 Aircraft Leasing (Tianjin) Co., Ltd.	155	133	885
26.	China Southern Airlines No. 4 Aircraft Leasing (Guangzhou) Co., Ltd.	74	185	121
27.	China Southern Airlines No. 5 Aircraft Leasing (Tianjin) Co., Ltd.	689	512	104
28.	China Southern Airlines No. 6 Aircraft Leasing (Tianjin) Co., Ltd.	195	187	33
29.	China Southern Airlines No. 7 Aircraft Leasing (Tianjin) Co., Ltd.	195	180	25
30.	China Southern Airlines No. 8 Aircraft Leasing (Tianjin) Co., Ltd.	195	177	34
31.	China Southern Airlines No. 9 Aircraft Leasing (Guangzhou) Co., Ltd.	997	1,407	2,485
32.	China Southern Airlines No. 10 Aircraft Leasing (Guangzhou) Co., Ltd.	2,803	1,524	2,907
33.	China Southern Airlines No. 11 Aircraft Leasing (Guangzhou) Co., Ltd.	0	0	888

6

34.	China Southern Airlines No. 12 Aircraft Leasing (Tianjin) Co., Ltd.	242	168	103
35.	China Southern Airlines No. 13 Aircraft Leasing (Tianjin) Co., Ltd.	242	169	90
36.	China Southern Airlines No. 14 Aircraft Leasing (Tianjin) Co., Ltd.	256	149	43
37.	China Southern Airlines No. 15 Aircraft Leasing (Tianjin) Co., Ltd.	5,065	2,096	937
38.	China Southern Airlines No. 16 Aircraft Leasing (Guangzhou) Co., Ltd.	2,784	1,650	3,038
39.	China Southern Airlines No. 17 Aircraft Leasing (Guangzhou) Co., Ltd.	868	458	857
40.	China Southern Airlines No. 18 Aircraft Leasing (Guangzhou) Co., Ltd.	1,092	446	1,912
41.	China Southern Airlines No. 19 Aircraft Leasing (Guangzhou) Co., Ltd.	223	171	280
42.	China Southern Airlines No. 20 Aircraft Leasing (Guangzhou) Co., Ltd.	202	209	272
43.	China Southern Airlines No. 21 Aircraft Leasing (Guangzhou) Co., Ltd.	295	142	242
44.	China Southern Airlines No. 22 Aircraft Leasing (Guangzhou) Co., Ltd.	281	142	247
45.	China Southern Airlines No. 23 Aircraft Leasing (Guangzhou) Co., Ltd.	281	141	247
46.	China Southern Airlines No. 24 Aircraft Leasing (Guangzhou) Co., Ltd.	374	932	1,502
47.	China Southern Airlines No. 25 Aircraft Leasing (Guangzhou) Co., Ltd.	455	641	1,132
48.	China Southern Airlines No. 26 Aircraft Leasing (Guangzhou) Co., Ltd.	1,471	1,162	2,802
49.	China Southern Airlines Nansha Financial Leasing (Guangzhou) Co., Ltd.	0	0	0

•	The Company has not made any dividends or distributions to U.S. investors during the past three years.

•

For any transfer of cash, including transfers between entities, across border, and to U.S. investors, the Company is required to obtain internal approvals, which may include obtaining board resolutions and shareholders resolutions, before any payment is made. For cross-border transfers, the Company is subject to filing with the State Administration of Foreign Exchange under applicable foreign exchange regulations. Whenever the Company needs to implement a transfer, it is required to provide background documents and other important information related to such transfers, which may include board and shareholders resolutions and audit reports, to its account bank for review and verification. The account bank may reject a transfer application if any inconsistency is identified between the background documents and the transfer or payment information.

•

Under Chinese law, dividends may be paid only out of distributable profits. In addition, according to the Company’s Articles of Association, distribution of cash dividends by the Company is conditional upon the Company being profitable for the year and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, and there are no exceptional matters including material investment plans or material cash outflows and there has not incurred any material losses.

7

Comment:

Item 4. Information on the Company

B. Business Overview, page 29

5.

We note on page 31 you have entered into code-sharing agreements with international airlines, including Aeroflot-Russian Airlines. Given this agreement, please describe the direct or indirect impact of Russia’s invasion of Ukraine on your business. In addition, please also consider any impact:

•

resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and

•	that may result if Russia or another government nationalizes your assets or operations in Russia, Belarus, or Ukraine. If the impact is not material, please explain why.

Response:

The Company believes that there is no material impact of the conflict between Russia and Ukraine on its business, as the Company’s assets in relation to Russia, Belarus or Ukraine are very limited. As of June 30, 2022, the Company’s assets in Russia represents only 0.0001% of the total assets of the Company and the Company does not have any assets in Belarus or Ukraine. As of the date of this response letter, the Company is not aware of any reaction of its investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the conflict that may have a material impact on the Company’s business.

*    *    *    *    *

If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010 or jcscoville@debevoise.com.

Very truly yours,

/s/ James C. Scoville
James C. Scoville

8

Exhibit A

Revised Risk Factor Disclosure in response to Question 1, 2 and 3

9

Exhibit A

D. RISK FACTORS

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to the PRC

•

The enactment of the Holding Foreign Companies Accountable Act and Identification of the Company by the SEC will result in enhanced disclosure requirements for us and may result in our delisting from the NYSE and deregistration from the SEC.

•

We have significant exposure to foreign currency risk as part of our lease liabilities are denominated in foreign currencies. Due to rigid foreign exchange control by Chinese government, we may face difficulties in obtaining sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

•	Uncertainties with respect to the PRC legal system may cause significant uncertainties to our operations.

•

Any actions by the Chinese government may cause us to make material changes to our operations and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risks Relating to our Business

•

The outbreak and global spread of the COVID-19 pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large scale natural disaster we may face in the future, could result in additional adverse effects on our business.

•	We are indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADSs, H Shares and A Shares.

•	Any disruption of the provision of services by CSAH or its affiliates could affect our operations and financial condition.

•	Due to a high degree of operating leverage and high fixed costs, a decrease in our revenue could result in a disproportionately higher decrease in our profit.

•	The results of our operations are also significantly exposed to fluctuations in foreign exchange rates.

•	We have significant committed capital expenditures in the next three years, and may face challenges and difficulties in maintaining our liquidity.

•	Unfavorable economic conditions, in China and globally, could affect the demand for air travel.

•	Lack of adequate documentation for land use rights and ownership of buildings may subject us to challenges and claims by third parties.

•	Any discontinuity or disruption in the direct flight arrangement between Mainland China and Taiwan may negatively affect our results of operations.

•	The travel industry continues to face on-going security concerns and cost burdens.

•	We may suffer losses in the event of an accident involving our aircraft or the aircraft of any other airline.

•	The mandatory grounding of our Boeing 737 Max fleet may have a material adverse effect on our business, operating results and financial condition.

•	We are subject to stringent laws and contractual obligations related to data privacy and cybersecurity, and we may be exposed to risks related to our management of personal information and other data.

•

Evolving data security and cybersecurity requirements could increase our costs, and any significant data security incident could disrupt our operations, harm our reputation, expose us to legal risks and otherwise materially adversely affect our business, results of operations and financial condition.

•	We may be unable to retain our senior management team or other key employees.

•	Our results of operations may be negatively impacted by any jet fuel shortages or any fluctuation in domestic prices for jet fuel.

•	Our profit for the year may suffer from unexpected volatility caused by any fluctuation in the level of fuel surcharges.

Risks Relating to the Chinese Commercial Aviation Industry

•	Our business is subject to extensive government regulations.

•	Our results of operations tend to be volatile and fluctuate due to seasonality.

•	Our operations may be adversely affected by insufficient aviation infrastructure in the Chinese commercial aviation industry.

•	We face increasingly intense competition in both domestic and international markets.

•	We expect to face substantial competition from alternative means of transportation, especially as a result of the rapid development of the Chinese rail network.

•	Limitations on foreign ownership of Chinese airlines may affect our access to funding in the international equity capital markets.

•

The commercial aviation industry is subject to risks associated with climate change, including the increasingly stringent environmental regulation to protest against emissions. Failure to comply with existing or future environmental regulations or to otherwise manage the risks of climate change effectively could have a material adverse effect on our business.

•	We may utilize fuel hedging arrangements which may result in losses.

Risks Relating to the PRC

The enactment of the Holding Foreign Companies Accountable Act and Identification of the Company by the SEC will result in enhanced disclosure requirements for us and may result in our delisting from the NYSE and deregistration from the SEC.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or HFCAA, was signed into law. The HFCAA requires the SEC to identify each issuer trading on U.S. exchanges that has retained a registered public accounting firm to issue an audit report where the firm has a branch or office located in a foreign jurisdiction, and the Public Company Accounting Oversight Board, or the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Registrants so identified, or Commission-Identified Issuers, are required to submit documentation to the SEC that establishes that they are not owned or controlled by a governmental entity in that foreign jurisdiction. In addition, if the registrant is determined to be a Commission-Identified Issuer for three consecutive “non-inspection” years, it will be delisted from U.S. exchanges and its securities will be prohibited from trading in the United States. Commission-Identified Issuers that are foreign issuers will also be subject to enhanced disclosure requirements, including disclosure on government ownership or control of the issuer, the name of each official of the Chinese Communist Party who is a member of the issuer’s board of directors, and whether the issuer’s articles of incorporation contain any charter of the Chinese Communist Party.

On March 24, 2021, the SEC adopted interim final amendments to implement the disclosure and submission requirements of the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize its rules implementing the HFCAA.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act, however, includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. If either bill was signed into law, it would decrease the number of non-inspection years from three years to two, thus reducing the time period before the securities of a Commission-Identified Issuer may be delisted or prohibited from trading.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions (“PCAOB-Identified Firm”).

Our auditor is an independent registered public accounting firm with the PCAOB that is headquarted in mainland China, and is therefore a PCAOB-Identified Firm. On May 26, 2022, we were identified in the conclusive list of issuers under the HFCAA as our auditor is a PCAOB-Identified Firm, and we will be required to comply with the submission and disclosure requirements in the annual report for each year in which we are identified. If the SEC determines that we have three consecutive non-inspection years, or two consecutive non-inspection years if the Accelerating Holding Foreign Companies Accountable Act or the America Competes Act of 2022 has been enacted, the SEC will issue order to prohibit the trading of our ADSs on any U.S. stock exchange or over-the-counter market. As a result, investors may lose the ability to trade in our ADSs and the value of ADSs held by investors may be significantly affected.

The enactment of the HFCAA, the implementation rules issued by the SEC and any additional rules may have a material adverse impact on the share trading performance of China-based issuers listed in the United States, including causing investor uncertainty for affected issuers, including us, and affecting the market price of our ADSs. In addition, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. We have been identified by the SEC as a Commission-Identified Issuer and as a result will be subject to the enhanced disclosure requirements described above. If we are unable to meet the PCAOB inspection requirement for three consecutive years, or two consecutive years if the Accelerating Holding Foreign Companies Accountable Act or the America Competes Act of 2022 is enacted, we may face delisting from the NYSE and deregistration form the SEC.

Our investors in the U.S. who rely on our auditor’s audit reports currently do not have the benefit of PCAOB oversight.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB, however, is currently unable to inspect a registered public accounting firm’s audit work relating to a company’s operations in China where the documentation of such audit work is located in China. Accordingly, our independent registered public accounting firm’s audit of our operations in China is not subject to the PCAOB inspection.

The PCAOB has conducted inspections of independent registered public accounting firms outside of China and has at times identified deficiencies in the audit procedures and quality control procedures of those accounting firms. Such deficiencies may be addressed in those accounting firms’ future inspection process to improve their audit quality. Due to the lack of PCAOB inspections of audit work undertaken in China, our investors do not have the benefit of the regular evaluation by PCAOB of the audit works, audit procedures and quality control procedures of our independent registered public accounting firm.

If additional remedial measures are imposed against four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC, it could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted administrative proceedings against four PRC-based accounting firms, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers related to their audit of certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, an initial administrative law decision was issued, which determined that the four PRC-based accounting firms should be censured and barred from practicing before the SEC for a period of six months. The four PRC-based accounting firms appealed the initial administrative law decision to the SEC. The initial law decision is neither final nor legally effective unless and until it is endorsed by the full SEC. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to provide the SEC with access to PRC-based firms’ audit documents via the CSRC.

We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms. If the firms do not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. If the accounting firms including our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we were unable to find another registered public accounting firm in a timely manner to audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

We have significant exposure to foreign currency risk as part of our lease liabilities are denominated in foreign currencies. Due to rigid foreign exchange control by Chinese government, we may face difficulties in obtaining sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

Under current Chinese foreign exchange regulations, the Renminbi is fully convertible for current account transactions, but is not freely convertible for capital account transactions. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center.

We have significant exposure to foreign currency risk as the majority of our lease liabilities and certain bank and other loans are denominated in foreign currencies, principally U.S. dollars, Euros and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects our results significantly because our foreign currency liabilities generally exceed our foreign currency assets. We are not able to hedge our foreign currency exposure effectively other than by retaining our foreign currency denominated earnings and receipts to the extent permitted by SAFE, or subject to certain restrictive conditions, entering into foreign exchange forward option contracts with authorized banks. However, SAFE may limit or eliminate our ability to purchase and retain foreign currencies in the future. In addition, foreign currency transactions under the capital account are still subject to limitations and require approvals from SAFE. This may affect our ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions. No assurance can be given that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy our foreign exchange liabilities.

Uncertainties with respect to the PRC legal system may cause significant uncertainties to our operations.

Our Company and our major subsidiaries are organized under the laws of China. The Chinese legal system is based on written statutes and is a system, unlike common law systems, in which decided legal cases have little precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investments, commerce, taxation and trade. As these laws, regulations and legal requirements are relatively recent and the PRC legal system continues to evolve quickly, these laws, regulations and legal requirements, like other laws, regulations and legal requirements in China (including with respect to the commercial aviation industry), can change quickly and their interpretation and enforcement involve significant uncertainties.

Any actions by the Chinese government, including any decision to influence our operations or to exert more oversight and control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise significant oversight and regulation over almost every sector of the Chinese economy, including the commercial aviation industry, and has discretion over many aspects in which it exercises such authority. Our operations are subject to various regulatory requirements. The Chinese government, including various political and regulatory entities, may also impose new and stricter regulations or impose new interpretations of existing regulations and take other actions that may influence our operations. These government actions, including changes in laws and regulations, particularly those relating to aviation, overseas listing, taxation, land use rights, foreign investment limitations, may result in a material change in our operations and the value of our securities. See also Item 5. “- Key Factors Affecting Results of Operations — Political and economic conditions and regulations”.

On December 24, 2021, the CSRC published and proposed tightening rules governing Chinese companies listing abroad, which require an offshore IPO application to be filed with the CSRC. The proposed rules reflect the continued efforts and plan of the Chinese government to scrutinize and exert more oversight and control over capital market activities including offshore listings. We believe that we are currently not required to file with or obtain permissions from the CSRC to maintain our listing in U.S., but the CSRC or any other PRC regulatory authorities may issue any laws or rules that would require us to file with or obtain approvals from the CSRC or other governmental agencies, and may also take actions imposing restrictions on our continued listing in the U.S. Any such actions could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities, including the ADSs, to significantly decline or be worthless.

Holders of H Shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A Shares only through arbitration in Hong Kong or China.

In accordance with the rules applicable to Chinese overseas listed companies, our articles of association provide that, with certain limited exceptions, all disputes or claims based on our articles of association, PRC company law or other relevant laws or administrative rules, and concerning matters between holders of H Shares and ADSs and holders of A Shares, us, or our directors, supervisors, president, vice presidents or other senior officers, must be submitted for arbitration at either the China International Economic and Trade Arbitration Commission or the Hong Kong International Arbitration Center. If an applicant chooses to have the dispute arbitrated at the Hong Kong International Arbitration Center, either party may request that the venue be changed to Shenzhen, a city in China near Hong Kong. The governing law for any such disputes or claims is Chinese law, unless Chinese law itself provides otherwise. Pursuant to an arrangement of mutual enforcement of arbitration awards between the PRC courts and the Hong Kong courts, Hong Kong arbitration awards are enforceable in China, subject to the satisfaction of certain legal requirements. However, due to the limited number of actions that have been brought in China by holders of shares issued by a Chinese company to enforce an arbitral award, we are uncertain as to the outcome of any action brought in China to enforce a Hong Kong arbitral award made in favor of holders of H Shares and ADSs.

PRC laws differ from the laws in the United States and may afford less protection to our minority shareholders.

Although Chinese company law provides that shareholders of a Chinese company may, under certain circumstances, sue the company’s directors, supervisors and senior management in the interests of the company, limited detailed implementation rules or court interpretations have been issued in this regard. Also, class action lawsuits are generally uncommon in China. In addition, PRC company law imposes limited obligations on a controlling shareholder with respect to protection of the interests of minority shareholders, although overseas listed joint stock companies, such as ourselves, are required to adopt certain provisions in their articles of association that are designed to protect minority shareholder rights. These mandatory provisions provide, among other things, that the rights of any class of shares, including H Shares, may not be varied without a resolution approved by holders of shares in the affected class holding no less than two-thirds of the shares of the affected class entitled to vote, and provide that in connection with a merger or division involving our company, a dissenting shareholder may require us to purchase the dissenters’ shares at a fair price. Disputes arising from these protective provisions would likely need to be resolved by arbitration. See “-Holders of H Shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A Shares only through arbitration in Hong Kong or China”.

The PRC tax law may have negative tax impact on holders of our H Shares or ADSs, by requiring the imposition of a withholding tax on dividends paid by a Chinese company to a non-resident enterprise.

The current tax law generally provides for a withholding tax on dividends paid by a Chinese company to a non-resident enterprise at a rate of 10%.

Caishui Notice [2014] No. 81 provides that for dividends derived by Mainland individual investors from investing in H Shares listed on the Hong Kong Stock Exchange through Shanghai Hong Kong Stock Connect, H-Share companies shall apply to the China Securities Depository and Clearing Corporation Limited (CSDC) to obtain and CSDC shall provide the list of Mainland individual investors to H-Share companies who shall withhold individual income tax at a tax rate of 20%. For Mainland securities investment funds investing in shares listed on the Hong Kong Stock Exchange through Shanghai Hong Kong Stock Connect, the above rules shall also apply and individual income tax shall be levied on dividends derived therefrom.

Caishui Notice [2014] No. 81 further provides that “dividends derived by Mainland enterprise investors from investing in shares listed on the Hong Kong Stock Exchange through Shanghai Hong Kong Stock Connect shall be included in their gross income and subject to enterprise income tax. For dividends derived by Mainland enterprises where the relevant H Shares have been continuously held for no less than 12 months, enterprise income tax may be exempt according to the tax law. H-Share companies listed on the Hong Kong Stock Exchange shall apply to CSDC to obtain the list of Mainland enterprise investors from CSDC. H-Share companies are not required to withhold income tax on dividends to Mainland enterprise investors which shall report the income and make the tax payment by themselves.”

In addition, to date, relevant tax authorities have not collected capital gains tax on the gains realized upon the sale or other disposition of overseas shares in Chinese enterprise held by foreign individuals. If relevant tax authorities promulgate implementation rules on the taxation of capital gains realized by individuals upon the sale or other disposition of the shares, individual holders of the shares may be required to pay capital gains tax.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based on U.S. or other foreign laws against us, our management and some of the experts named in the annual report.

We are a company incorporated under the laws of China, and substantially all of our assets are located in China. In addition, most of our directors, supervisors, executive officers and some of the experts named in this Annual Report reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our directors, supervisors or executive officers or some of the experts named in this Annual Report, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Our PRC legal counsel has advised us that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or many other countries. Our Hong Kong legal adviser has also advised us that Hong Kong has no statutory arrangement for the reciprocal enforcement of judgments with the United States although it may be possible for a civil action to be brought in Hong Kong based on a monetary judgment of the courts of the United States. As a result, recognition and enforcement in China or Hong Kong of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter may be difficult or impossible. Furthermore, an original action may be brought in the PRC against us, our directors, supervisors, executive officers or the experts named in this Annual Report only if the actions are not required to be arbitrated by PRC law and our articles of association, and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

Due to jurisdictional limitations and various other factors, the U.S. Securities and Exchange Commission, the U.S. Department of Justice and other U.S. authorities may also be limited in their ability to pursue companies and individuals in China, in connection with any alleged violation of U.S. securities and other laws.

Recent international trade tensions could materially and adversely affect our business, financial condition and results of operations.

Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions in the past, including international trade disputes and tariff actions announced by the United States, the PRC and certain other countries. The U.S. administration has imposed significant amount of tariffs on Chinese goods, and the PRC government has imposed tariffs on certain goods manufactured in the United States. The United States and China signed the first phase of a trade deal in January 2020 and began the implementation of the phase one trade deal. However, there is no assurance that the trade deal will continue to be successfully implemented, or the list of goods impacted by additional tariffs will not be expanded or the tariffs will not be increased materially in the future. It is also difficult to predict the impacts of PRC or U.S. government policies, in particular, the imposition of additional tariffs on bilateral imports, on economic conditions of both countries. If the list of goods is further expanded or the tariff is further increased, the volume of China-U.S. import and export trade would drop significantly, which will lead to deterioration in economic conditions of both countries and decrease of business and official activities between both countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tensions, such changes could negatively affect the demand for air travel as well as cargo and mail volume, which may in turn have an adverse effect on our business, financial condition and results of operations.

Risks Relating to our Business

The outbreak and global spread of the COVID-19 pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large scale natural disaster we may face in the future, could result in additional adverse effects on our business.

An outbreak of a disease, a similar public health threat or a large-scale natural disaster that affects travel demand, travel behavior, or travel restrictions, could have a material adverse impact on our business, financial condition and operating results. Beginning from 2020, the outbreak and rapid spread of COVID-19 in China and worldwide, the persistence of the resulting pandemic, as well as the measures governments and private parties implemented to stem the spread of this pandemic, have had, and will continue to have, a material adverse effect on the demand for air travel in China and worldwide and consequently on our business, results of operations and financial condition.

•	The demand in air travel has decreased and may remain depressed due to the COVID-19 pandemic and the measures taken by governments around the world to contain the pandemic.

Following the onset of the COVID-19 pandemic in China in January 2020, the central and local governments of China implemented strict traveling restrictions, quarantines and advisories and “stay at home” orders which dissuaded or restricted air travel. During the first quarter and early second quarter of 2020, a significant number of employees in public and private sectors in China were instructed or advised to work from home and/or were otherwise dissuaded or restricted from air travel. Business conventions and conferences, concerts and similar entertainment events were cancelled, and many popular tourist destinations were closed. As a result, the demand for domestic air travel declined at a rapid pace in China, which is our primary market. Although, as of the date of this Annual Report, the travel and business restrictions imposed in China have largely been lifted, there has been an increasing number of Omicron variant cases in some regions, and the Chinese government has imposed restrictions in these regions. Such restrictions, or if the pandemic were to worsen, leading to restrictions being imposed in other regions, may continue to depress the demand in air travel in China.

In March 2020, the World Health Organization declared COVID-19 as a global pandemic, and governments around the world started implementing various measures, including enhanced screenings, vaccination requirements, quarantine requirements, travel restrictions and border controls, in connection with the COVID-19 pandemic. On March 26, 2020, the CAAC placed restrictions on international flights from and to China and limited the number of international routes and flights each airline in China could operate. Governments of many countries that are markets for our business placed similar restrictions, some of which are still effective as of the date of this Annual Report. Due to these measures, the international travel demand reduced significantly from the second quarter of 2020 and remained depressed, which in turn had a significant adverse impact on our international route business. As a result of such reduced demand of domestic and international air travel, our revenues, results of operations and financial condition in both 2020 and 2021 were materially adversely affected.

The Group’s RTK for the year ended December 31, 2021 increased by 1.94% as compared to 2020. In 2021, total passenger capacity (measured by ASK) and RPK of the Company decreased by 0.37% and 0.66%, respectively, as compared to 2020. Passenger capacity and RPK for international routes decreased by 60.36% and 69%, respectively, as compared to 2020. Revenue per seat kilometer reduced. As a result, the Company recorded a loss in the operating results for the year of 2021.

•	The mitigation measures we implemented or may consider in the future in response to the pandemic may have negative consequences with respect to our business and operations.

In response to the adverse changes in operational environment caused by the outbreak and duration of the COVID-19 pandemic, we have taken steps to mitigate the effects on our business, which themselves may have negative consequences with respect to our business and operations. Beginning in 2020, we implemented various measures to adjust our operational capacity, which included negotiating with aircraft manufacturers to explore the possibility of postponing the delivery of new aircraft, seizing market opportunities to adopt various measures to increase passenger and freight revenue, strengthening our cost control and actively seeking policy support from the government. In addition, we intensified our efforts to fully implement precautionary measures, including conducting in-flight checks of passengers’ body temperature and disinfection of aircraft, in accordance with rules and guidelines issued by relevant government authorities, in order to prevent the potential spread of COVID-19 through flights, contact points and passengers. Those precautionary measures increased our operational cost. Furthermore, we have waived air travel booking change fees and cancellation fees chargeable to customers to a broad extent in accordance with government requirements, which have negatively affected our revenues. The mitigation and cost-saving measures that we implemented in 2020 and 2021, or may consider in the future, have not made up, and may not in the future make up for our revenue loss as a result of the decreased ticket sales due to the pandemic.

•	The overall situation of the pandemic remains fluid and it is difficult to predict the duration and development of the pandemic as well as other potential impact it may have on our business.

Since the second quarter of 2020, certain of the above-mentioned travel restrictions were eased in some places, especially in China. However, the ongoing pandemic, including resurgences of COVID-19 in various regions and the appearance of new variants of the virus, has resulted, and may continue to result, in the reinstitution of the restrictions that were eased. During the reporting period, the pandemic has not been effectively controlled, and the pandemic has spread sporadically in many places of China. The demand for air travel has remained relatively low, and the recovery of the passenger transport market is sluggish. At this time, we are not able to predict the exact timing and pace of the recovery of the demand for air travel, as it is uncertain how long conditions related to the pandemic will persist, when effective vaccines will be broadly available and vaccination will be widespread globally, when travel advisories and restrictions will be completely lifted, what additional measures may be introduced by governments or private parties and what effect any such additional measures may have on air travel and our business. The overall situation remains fluid, and it is impossible to predict the timing of future material developments and whether they will occur in the near, medium or long term. Depending on the duration of the pandemic, such negative developments may occur over the entirety of the pandemic.

It is also uncertain the extent to which the COVID-19 pandemic may result in permanent changes to our customers’ behavior and perception of travel, including a permanent reduction in business travel as a result of increased usage of “virtual” meetings and “teleconferencing” products and more broadly, a general reluctance to travel due to the precautionary measures implemented for air traveling, such as body temperature checking, face covering and quarantine requirements. The widespread consumer confidence in air travel may not return until large-scale vaccination has occurred, and a change in customer’s behavior and perception of travel as mentioned above could have a material impact on our business.

As discussed above, the extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on future developments which are highly uncertain and cannot be predicted at this time. In addition, an outbreak of another disease or similar public health threat that affects travel demand, travel behavior or travel restrictions could result in additional adverse impact on our business, financial condition and operating results.

We are indirectly majority owned by the Chinese government, which may exert influence in a manner that may conflict with the interests of holders of ADSs, H Shares and A Shares.

CSAH, an entity wholly-owned by the Chinese government, directly and indirectly held and exercised the rights of ownership of 64.20% of our equity stake as of April 22, 2022. The ownership interest of the Chinese government in us and in other Chinese airlines could conflict with the interests of the holders of the ADSs, H Shares and A Shares. The public policy considerations of the Chinese government in regulating the Chinese commercial aviation industry could also conflict with its indirect ownership interest in us. In addition, subject to the approval of our shareholder, we may accept further capital injections from CSAH through non-public subscriptions from time to time to fulfill capital needs in our business operation or business development, which may dilute the stakes of other holders of ADSs, H Shares and A Shares. On June 18, 2021, CSAH fully converted the A Share convertible bonds held by it into A Shares. After this share conversion, CSAH’s interest in our Company, held directly or indirectly through Nan Lung, has been increased from 60.42% to 64.20%.

CSAH will continue to be our controlling shareholder, and our interests may conflict with those of CSAH. CSAH and certain of its affiliates will continue to provide certain important services to our Group. Any disruption of the provision of services by CSAH or its affiliates could affect our operations and financial condition.

CSAH will continue to be our controlling shareholder. CSAH and certain of its affiliates will continue to provide certain important services to us, including advertising services, property management services, leasing of properties and aircraft and financial services. The interests of CSAH may conflict with those of our Group. In addition, any disruption of the provision of services by CSAH’s affiliates or a default of CSAH on its obligations owed to our Group could affect our operations and financial condition. In particular, as part of our cash management system, subject to the approval of our independent shareholders (being shareholders other than CSAH or an affiliate of CSAH), we periodically place a certain amount of demand deposits with Finance Company, a PRC authorized financial institution controlled by CSAH. We have taken certain measures to monitor the fund flows between us and Finance Company and the placement of funds by Finance Company. Such monitoring measures may help to keep our deposits with Finance Company safe. In addition, we have received a letter of undertakings from CSAH dated March 31, 2009, in which, among other things, CSAH warranted that our deposits and loans with Finance Company were secure and that Finance Company would continue to operate in strict compliance with the relevant rules and regulations. However, the deposits may be exposed to risks associated with Finance Company’s business over which we do not have control. As of December 31, 2020 and 2021, we had deposits of RMB9,092 million and RMB12,621 million, respectively, with Finance Company.

Due to a high degree of operating leverage and high fixed costs, a decrease in our revenue could result in a disproportionately higher decrease in our profit.

The airline industry is generally characterized by a high degree of operating leverage. In addition, due to high fixed costs, the expenses relating to the operation of any flight do not vary proportionately with the number of passengers carried, while revenue generated from a flight are directly related to the number of passengers carried and the fare structure of such flight. Accordingly, a decrease in revenue could result in a disproportionately higher decrease in our profit.

The results of our operations are also significantly exposed to fluctuations in foreign exchange rates.

As we have substantial liabilities denominated in foreign currencies, our results of operations are significantly affected by fluctuations in foreign exchange rates, particularly fluctuations in the Renminbi-U.S. dollar exchange rate. A net exchange gain of RMB 1,575 million was recorded in 2021, as compared with a net exchange gain of RMB3,485 million in 2020. The net exchange gain in 2021 was primarily attributable to the exchange difference arising from the translation of lease liabilities denominated in USD resulting from the appreciation of RMB against USD.

We have significant committed capital expenditures in the next three years, and may face challenges and difficulties in maintaining our liquidity.

We have, and will continue to have a substantial amount of debt, lease and other liabilities in the future. As of December 31, 2021, our current liabilities exceeded our current assets by RMB73,124 million. We generated net cash inflow from operating activities of RMB2,698 million and RMB7,688 million for the years ended December 31, 2020 and 2021, respectively. However, our substantial indebtedness and other liabilities may negatively impact our liquidity in the future. In addition, we have significant committed capital expenditures in the next three years, mainly due to aircraft acquisition. In 2021 and thereafter, our liquidity is primarily dependent on our ability to maintain adequate cash inflow from operations to meet our debt obligations as they fall due, and our ability to obtain adequate external financing to meet our committed future capital expenditures. If our operating cash flow is materially and adversely affected by factors, such as increased competition, significantly reduced demand for our services, or significantly increased jet fuel prices, our liquidity would be materially and adversely affected. Moreover, we may not be able to meet our debt obligations as they fall due and commit further capital expenditures if certain assumptions about the availability of external financing on acceptable terms are inaccurate. If we are unable to obtain adequate financing for our capital requirements, our liquidity and operations would be materially and adversely affected.

As of December 31, 2021, we had committed banking facilities with several PRC commercial banks and other financial institute for providing loan financing up to approximately RMB295,683 million, of which approximately RMB204,051 million was unutilized. Our directors believe that sufficient financing will be available to our Group when needed. However there can be no assurance that such loan financing will be available on terms acceptable to our Group or at all.

Further, our US dollar-denominated lease liabilities mainly bear interest at fluctuating interest rates, primarily based on the London interbank offered rate (LIBOR). LIBOR tends to fluctuate based on general short-term interest rates, rates set by the U.S. Federal Reserve and other central banks, the supply of and demand for credit in the London interbank market and general economic conditions. We have entered into interest rate swaps to mitigate our interest rate risk. We also had entered into cross currency swaps previously, which were all terminated in 2021. However, our interest expense for any particular period may still fluctuate based on LIBOR and other variable interest rates. To the extent the interest rates applicable to our floating rate debt significantly increase, our interest expense may increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected.

On July 27, 2017, the U.K. Financial Conduct Authority (the authority that regulates the process of establishing LIBOR), or FCA, announced that the sustainability of LIBOR cannot be guaranteed. The ICE Benchmark Administration (the current administrator of LIBOR), or IBA, announced on March 5, 2021 that it will permanently cease to publish most LIBOR settings beginning on January 1, 2022 and cease to publish the overnight, one-month, three-month, six-month and 12-month U.S. dollar LIBOR settings on July 1, 2023. Accordingly, the FCA has stated that it does not intend to persuade or compel banks to submit to LIBOR after such respective dates. Until such time, however, FCA panel banks have agreed to continue to support LIBOR.

Significant recommendations as to alternative rates and as to protocols have been advanced, and continue to be advanced, by various regulators and market participants, including the Alternative Reference Rates Committee of the United States Federal Reserve (“ARRC”), the International Swaps and Derivatives Association (“ISDA”), the FCA and the U.S. Congress, and legislative action by the State of New York, but there can be no assurance that the various recommendations or legislative action will be effective at preventing or mitigating disruption as a result of the transition. In particular, for U.S. dollar LIBOR, the ARRC has selected the Secured Overnight Financing Rate (“SOFR”) as its preferred replacement benchmark and has formally recommended, in limited cases, a term rate based on SOFR; both ARRC and ISDA have taken significant steps toward implementing various fallback provisions and protocols. However, the market transition away from LIBOR to alternative reference rates, including SOFR, is complex and could result in disruptions, among other things, due to differences between LIBOR (an unsecured forward-looking term rate) and alternative rates that are based on historical measures of overnight secured rates; due to failure of market participants to fully accept such alternative rates; or due to difficulties in amending legacy LIBOR contracts or implementing processes for determining new alternative rates.

SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions and is not the economic equivalent of U.S. dollar LIBOR. While SOFR is a secured rate, U.S. dollar LIBOR is an unsecured rate. And, while SOFR is currently only an overnight rate, U.S. dollar LIBOR is a forward-looking rate that represents interbank funding for a specified term. As a result, there can be no assurance that SOFR will perform in the same way as U.S. dollar LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, bank credit risk, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For the same reasons, SOFR is not expected to be a comparable replacement for U.S. dollar LIBOR.

On August 16, 2019, the People’s Bank of China announced a plan to improve and reform the loan prime rate (LPR) mechanism, which requires banks to adopt interest rates based on the LPR for the newly issued loans from the date of the announcement. In December 2019, the People’s Bank of China issued another announcement which requires that, starting from March 1, 2020, financial institutions should negotiate with their clients who have outstanding floating interest rate loans to replace the existing interest rates of such loans which are based on the benchmark lending rates to interest rates based on the LPRs. Such negotiation and replacement is required to be completed before August 31, 2020. While the intention of such plan is to reduce borrowing costs by better reflecting market changes on interest rates, it is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the PRC, the United States or elsewhere. The discontinuance of LIBOR may result in uncertainty or differences in the calculation of the applicable interest rate or payment amount on certain assets or liabilities we hold whose value is tied to LIBOR, and adversely affect their value. Further, any uncertainty regarding the continued use and reliability of LIBOR as a benchmark interest rate could adversely affect the value of such assets or liabilities. See also the discussion of interest rate risk in Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk –“Interest Rate Risk.”

Unfavorable economic conditions, in China and globally, could affect the demand for air travel.

Our business and results of operations are affected by general factors affecting the industry that we operate in. Such general factors include, but are not limited to, China’s overall economic growth, changing government policies and the demand for air travel. In addition, the airline industry is highly cyclical, and the level of demand for air travel is affected by the global and domestic economic conditions. The Chinese economy has slowed in recent years compared to the previous decade, and this trend is likely to continue. In particular, the outbreak of the COVID-19 pandemic in January 2020 and its continuing duration has adversely affected the economic conditions in China and globally and disrupted air travel. We expect such adverse impact to continue in 2022. See “Item 3. Key Information – Risk Factors – The outbreak and global spread of COVID-19 and the persistence of the resulting pandemic have had a material adverse effect on our business. The duration and severity of the pandemic, and similar public health threats or a large scale natural disaster we may face in the future, could result in additional adverse effects on our business”. During periods of unfavorable or volatile economic conditions, demand for air travel can be impacted as business and leisure travelers choose not to travel, seek alternative forms of transportation for short trips or conduct business through videoconferencing. Long-term unfavorable economic conditions would reduce the demand of air travel and adversely affect our business, financial condition and results of operations. Chinese macroeconomic controls, such as financing adjustments, credit adjustments, taxation policies, price controls and exchange rate policies would also present unexpected changes to the aviation industry, which may in turn adversely affect our business, financial condition and results of operations.

The global macroeconomic environment is also facing challenges. The outbreak of COVID-19 pandemic in 2020, which is still on going, has had an adverse impact on global economic growth. In 2021, the pandemic continued to evolve and spread, with a rapid increase in infections of the new variants including Omicron variant around the world including in China, which continued to affect the global economy. If the global macroeconomic environment worsens, or trade disputes and conflicts continue, the demand of international travel may decrease, and our operations and financial condition may be materially and adversely affected.

Furthermore, the exit of the United Kingdom, or UK, from the Europe Union, or EU, brings uncertainties to the regional economy of Europe and the airline businesses in UK and Europe. UK formally withdrew from the EU on January 31, 2020, and the transition period ended on December 31, 2020. On December 24, 2020, UK and EU agreed on the EU-UK Trade and Cooperation Agreement, or the TCA, which has been effective from January 1, 2021 and covers a broad range of subjects, including air transport and aviation safety. As of the date of this Annual Report, because the existing bilateral air service agreement between UK and China governing the traffic rights continues to apply, the implementation of the TCA had not had a material impact on our business, but the long term impact of the TCA remains unclear. We cannot guarantee that the exit of the UK from EU will not have a negative impact on our operations, financial condition and results of operations in the future.

Lack of adequate documentation for land use rights and ownership of buildings may subject us to challenges and claims by third parties.

Although China has established a system for registration and transfer of land use rights and real property related rights, some of those rights cannot be registered in such system due to historical reasons. We lease certain properties and buildings, which are located in Guangzhou, Wuhan, Haikou and other PRC cities from CSAH. However, CSAH lacks adequate documentation evidencing CSAH’s rights to such land and buildings, and, consequently, the lease agreements between CSAH and us for such land have not been registered with the relevant authorities. As a result, such lease agreements may not be enforceable against a third party. Lack of adequate documentation for land use rights and ownership of buildings may subject us to challenges and claims by third parties with respect to our use of such land and buildings.

As of the date of this Annual Report, we had occupied all of the land and buildings mentioned above without any challenge or claim by third parties. However, we cannot assure that we would not be subject to any challenges in the future. If any challenges to the property ownership or other claims are successful, our operation and business may be materially and adversely affected. CSAH has agreed to indemnify us against any loss or damage caused by or arising from any challenge of, or interference with, our right to use such land and buildings.

Any discontinuity or disruption in the direct flight arrangement between Mainland China and Taiwan may negatively affect our results of operations.

The restrictions on direct flights between Mainland China and Taiwan have been loosened since 2008, but there have been no further negotiations on the expansion of such arrangement between Mainland China and Taiwan since mid-2016. We were the first Chinese carrier to operate non-stop flights between Mainland China and Taiwan and have benefited from the operation of such flights. However, given the cross-Strait flight arrangement is subject to the political relationship between Mainland China and Taiwan, any deterioration in such political relationship may cause the discontinuity or disruption in the flight arrangement or reduce the demand for air travel generally, and lead to a material adverse impact on our results of operations.

Furthermore, the travel restrictions and restrictions on regional flights issued by Mainland China and Taiwan to control the spread of the COVID-19 pandemic also resulted in a decrease of the number of cross-Strait direct passenger flights per week, from 28 as of December 31, 2019 to seven as of December 31, 2020 and seven as of December 31, 2021. If the impact of the COVID-19 pandemic continues, the direct flight arrangement between Mainland China and Taiwan could be materially and adversely affected.

Terrorist attacks or the fear of such attacks, even if not made directly on the airline industry, could adversely affect us and the airline industry. The travel industry continues to face on-going security concerns and cost burdens.

The aviation industry has been beset with high-profile terrorist attacks, most notably the terrorist attack on September 11, 2001 in the United States. Terrorist attacks could also affect the aviation industry in China. Airlines in China have experienced several incidents of terrorist attacks or threats. For example, on March 7, 2008, on a China Southern Airlines flight boarding in Urumqi, crew members discovered a terrorist suspect. On July 14, 2010, a passenger jet en route from Urumqi to Guangzhou was forced to make an emergency landing after receiving an anonymous call claiming there was a bomb on the aircraft. On June 29, 2012, there was an attempted hijacking on a passenger flight operated by Tianjin Airlines between Hotan and Urumqi in China’s Xinjiang region. CAAC has enhanced security measures to prevent potential threats of terrorist attacks. Terrorist attacks, even if not made on or targeted directly at the airline industry, or the fear of or the precautions taken in anticipation of such attacks (including elevated threat warnings, travel restrictions, or selective cancellation or redirection of flights), could materially and adversely affect us and the aviation industry. Terrorist attacks may result in substantial flight disruption costs caused by grounding of fleet, a significant increase in security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and a significant decrease in traffic measured in revenue passenger kilometers. Additionally, increasingly strict security measures may cause inconvenience to passengers. These factors can have an uncertain impact on the development of the aviation industry and our business.

We may suffer losses in the event of an accident involving our aircraft or the aircraft of any other airline.

An accident involving an aircraft that we operate could expose us to additional repair or replacement expenses, temporary or permanent losses from the disruption of services and significant tort liabilities. Although we believe that we currently maintain liability insurance in amounts and of the types generally consistent with industry practice, the amounts of such coverage may not be adequate to fully cover the costs related to the accident or incident, which could result in a material adverse affect on our results of operations and financial condition. In addition, such an aircraft accident could create a public perception that our operations are not as safe or reliable as those of other airlines, which could harm our competitive position and cause a decrease in our operating revenue. Moreover, a major accident involving the aircraft of any of our competitors may adversely affect the public perception generally of the airline industry, reduce demand for air travel and/or lead to further regulation and costs imposed on the airline industry generally, which would adversely affect our results of operations and financial condition.

The mandatory grounding of our Boeing 737 Max fleet may have a material adverse effect on our business, operating results and financial condition.

On March 11, 2019, the CAAC issued the notice “CAAC Requesting Domestic Transportation Airlines to Suspend the Commercial Operation of the Boeing 737-8 Aircraft”, requiring domestic airlines to suspend the commercial operations of the Boeing 737-8 Aircraft, which is one of the models of Boeing 737 Max series aircraft. On March 13, 2019, the Federal Aviation Administration of the United States issued an emergency order prohibiting the operation of Boeing 737 Max series aircraft by U.S. certificated operators. By late March 2019, all 737 Max aircraft were grounded worldwide. As of December 31, 2021, we owned 34 Boeing 737 Max aircraft and had suspended their commercial operations in accordance with the requirements of the CAAC. As of the date of this Annual Report, the grounding of Boeing 737 Max fleet was lifted in several countries, including the U.S., EU, Canada, Brazil and Mexico. In December 2021, CAAC put forward instructions regarding the Boeing 737 Max aircraft that will help pave the way for the Boeing 737 Max’s return to service in China. We have incurred costs in connection with the grounding of our Boeing 737 Max fleet, as well as experienced delayed deliveries of 737 Max aircraft but the long-term operational and financial impact of this grounding is uncertain and could adversely affect our results of operations and financial condition depending on a number of factors, including, among others, the period of time of unavailability, the availability of replacement aircraft, to the extent needed, and the circumstances of any reintroduction of the grounded aircraft to service.

In 2021, based on further negotiation between two parties, Boeing Company agreed to provide considerations in connection with the disruption of our Boeing 737 Max fleet. However, as of the date of this Annual Report, it remains uncertain whether such considerations can be fully provided by Boeing Company. If we are not able to pass on the costs or recover the losses incurred in connection with the grounding of Boeing 737 Max fleet, our financial condition and our results of operations may be negatively affected.

We are subject to stringent laws and contractual obligations related to data privacy and cybersecurity, and we may be exposed to risks related to our management of personal information and other data.

The regulatory environment in China and elsewhere as it relates to the collection, use, transfer, and other processing of data, “important data,” and personal data and other types of information is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented a number of new laws and administrative measures that could impose significant obligations on us, adversely impact our operations or impede our ability to transfer or share information with foreign regulators and others inside and outside of China. For more information on such laws and measures, see “— Chinese Data Privacy and Cybersecurity Laws.”

We routinely receive, collect, store, process, transmit and maintain personal information along with other sensitive data. We may also receive, store, process, generate, control, or otherwise have access to “important data” in our businesses. As such, we are subject to the relevant PRC data security, cyber-security, and personal data protection privacy laws, regulations, and standards that apply to the collection, generation, use, retention, protection, disclosure, transfer and other processing of personal information and “important data”. Based on the size of our company, the industry sectors in which we operate, and the fact that we are also listed abroad, we expect to be subject to heightened scrutiny and obligations with regard to cybersecurity, data security, and the protection of personal information once all the relevant regulations and rules have been promulgated. Under certain circumstances, we could become subject to cybersecurity review or data security review by the Cyberspace Administration of China, or the CAC, or other related governmental regulatory authorities. We are also subject to contractual obligations regarding the processing of personal information. Legal requirements regarding data protection and privacy continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions and increased costs of compliance.

Due to, among other things, our Company’s size and importance in the aviation sector, our involvement in transportation infrastructure, and the fact that we routinely collect and transfer passenger data that may be considered personal information, we expect that we will become subject to a cybersecurity review or data security review in the normal course of regulatory oversight by the CAC or other authorities. However, as of the date of this report, there remains uncertainty about how and when such reviews will take place in practice, as the practical implementation of detailed requirements, procedures and standards of the cybersecurity review or data security review remain unclear and their interpretation and enforcement involve uncertainties. We will continue to assess the impact of cybersecurity and personal information protection laws on our business. We are not aware of any significant difficulties in obtaining relevant permits from the CAC or other related governmental regulatory authorities, but if we become subject to the cybersecurity review or data security review, we may be required to suspend cross-border data transfer or take other preventative and risk-mitigating measures during the review process, which may affect our daily operations; moreover, we cannot guarantee that we will be able to obtain relevant permits in a timely manner or at all. If we are subject to the cybersecurity review or data security review, and are not able to obtain relevant permits in a timely manner or at all, this could significantly limit our ability to use and transfer personal, important and other information, and could also restrict or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless. Furthermore, cybersecurity review and/or data security review processes could also result in negative publicity with respect to the Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

In addition, failure to comply with any of these laws or failure or delay in the completion of the cybersecurity review or data security review procedures could result in enforcement action against us, including investigations, civil, administrative, and criminal enforcement action, fines, administrative penalties, suspension of business, website closure, revocation of prerequisite licenses, imprisonment of company officers and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

We have established procedures to protect the confidentiality of the personal information and “important data” we receive, store, process, generate, or otherwise have access to or control over. While we have adopted security policies and measures to protect our proprietary data, important data, and data subjects’ privacy, personal information or important information could be subject to leaks caused by hacking activities, human error, employee misconduct or negligence or system breakdown. We also cooperate with third parties including collaboration partners, airports, ground service agents, aviation sales agents and other third-party contractors and consultants for our operations. Any leakage or abuse of personal data or important data by our third-party partners may be perceived by relevant regulators or the data subjects to have resulted from a failure by us. Furthermore, any change in applicable laws and regulations or the enforcement thereof could affect our ability to use data we process as part of our operations and subject us to liability for the use of such data for previously permitted purposes. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of information security that results in the unauthorized release or transfer of personally identifiable information, important data, or other data, could cause our customers or regulators to lose trust in us and could expose us to legal claims or other sanctions. See “- Evolving data security and privacy cybersecurity requirements could increase our costs, and any significant data security incident could disrupt our operations, harm our reputation, expose us to legal risks and otherwise materially adversely affect our business, results of operations and financial condition.”

As of the date of this Annual Report, we have not been involved in any investigations on cybersecurity review or data security review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. We believe that we are currently in compliance with the regulations and policies that have been issued by the CAC governing the data privacy and cybersecurity.

In addition to the restrictions on the ability of the PCAOB to conduct inspections of audit work performed in China including the work of our auditor (see “— Our investors in the U.S. who rely on our auditor’s audit reports currently do not have the benefit of PCAOB oversight”), the DSL and PIPL contain provisions restricting our ability to share personal, important, and other information with foreign regulatory or judicial authorities. These provisions could affect our ability to respond to requests or demands for information from such authorities, including the border control authorities of the country of destination, the SEC, or in judicial proceedings.

Evolving data security and cybersecurity requirements could increase our costs, and any significant data security incident could disrupt our operations, harm our reputation, expose us to legal risks and otherwise materially adversely affect our business, results of operations and financial condition.

Our business requires the secure processing and storage of sensitive information relating to our customers, employees, business partners and others. However, like any global enterprise operating in today’s digital business environment, we are subject to threats to the security of our networks and data, including threats potentially involving criminal hackers, hacktivists, state-sponsored actors, corporate espionage, employee malfeasance, and human or technological error. These threats continue to increase as the frequency, intensity and sophistication of attempted attacks and intrusions increase around the world, and the increase in work-from-home arrangements in general since the onset of the COVID-19 pandemic may also increase these risks. We were the target of cybersecurity attacks in the past and expect that we will continue to be in the future.

A significant cybersecurity incident could result in a range of potentially material negative consequences for us, including unauthorized access to, disclosure, modification, misuse, loss or destruction of company systems or data; theft of sensitive, regulated or confidential data, such as personal information, important data or our intellectual property; the loss of functionality of critical systems through ransomware, denial of service or other attacks; and business delays, service or system disruptions, damage to equipment and injury to persons or property. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly evolving and may be difficult to anticipate or to detect for long periods of time. The constantly changing nature of the threats means that we may not be able to prevent all data security breaches or misuse of data. Similarly, we depend on the ability of our key commercial partners, including our regional carriers, distribution partners and technology vendors, to conduct their businesses in a manner that complies with applicable security standards and assures their ability to perform on a timely basis.

In addition, the costs and operational consequences of defending against, preparing for, responding to and remediating an incident of cybersecurity breach may be substantial. As cybersecurity threats become more frequent, intense and sophisticated, costs of proactive defense measures may increase. Further, we could be exposed to litigation, regulatory enforcement or other legal action as a result of an incident, carrying the potential for damages, fines, sanctions or other penalties, as well as injunctive relief requiring costly compliance measures. A cybersecurity incident could also impact our brand, harm our reputation and adversely impact our relationship with our customers, employees and stockholders. Failure to appropriately address these issues could also give rise to potential legal risks and liabilities.

We could be adversely affected by a failure or disruption of our computer, communications or other technology systems.

We are increasingly dependent on technology to operate our business. To enhance our management of flight operations, we have launched and continued optimizing a new computer system to manage the whole flight operation process. The system utilizes advanced computer and telecommunications technology to manage our flights on a centralized, real-time basis. We believe that the system will enhance the efficiency of flight schedule, increase the utilization of aircraft and improve the coordination of our aircraft maintenance and ground servicing functions. Although we have designed and implemented a variety of security measures and backup plans to prevent or limit the effect of failure, the computer and communications systems on which we rely may be vulnerable to substantial or repeated disruptions due to various factors, some of which are beyond our control, including natural disasters, power failures, terrorist attacks, equipment or software failures and computer viruses and hackers. We cannot assure that the measures we have taken to reduce the risk of some of these potential disruptions are adequate to prevent disruptions to or failures of these systems. Any substantial or repeated failure of those systems could adversely affect our operations and customer services, and result in the loss of important data, loss of revenue and increased costs. Moreover, a failure of our vital systems could limit our ability to operate our flights for an extended period of time, which could have a material adverse effect on our operations and business.

U.S. Holders will be subject to adverse tax consequences if we are considered to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes

Depending upon the relative values of our passive assets and income as compared to our total assets and income each taxable year, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. We believe that we were not a PFIC for the taxable year 2021. However, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC, and no assurances can be given that we will not become a PFIC at some point in the future. U.S. Holders are urged to consult their tax advisors regarding the effects of the PFIC rules.

We will be classified as a PFIC in any taxable year if either: (1) the average value during the taxable year of our assets that produce passive income, or are held for the production of passive income, is at least 50% of the average value of our total assets for such taxable year (the “Asset Test”) or (2) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties) (the “Income Test”). For purposes of the Asset Test: (1) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, will generally count as producing passive income or as being held for the production of passive income and (2) the average values of our passive and total assets is calculated based on our market capitalization.

If we were a PFIC, we would generally be subject to additional taxes and interest charges on certain “excess distributions” our Company makes regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution”. An “excess distribution” would be either (1) the excess amount of a distribution with respect to ADSs during a taxable year in which distributions to you exceed 125% of the average annual distributions to you over the preceding three taxable years or, if shorter, your holding period for the ADSs, or (2) 100% of the gain from the disposition of ADSs. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, please see Item 10, “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company”.

We may be unable to retain our senior management team or other key employees.

We are dependent to a large extent on the experience and industry knowledge of our senior management team and other key employees and we cannot assure that we will be able to retain them. As of the date of this Annual Report, we do not carry key personnel insurance for any of these personnel. We compete to attract and retain these key personnel with other airlines, some of which may offer better compensation arrangements. Furthermore, the negative impact of COVID-19 pandemic on the airline industry has made it more challenging for us to compete to attract and retain these key personnel with companies in other industries. Although we have not had difficulty in attracting and retaining qualified key personnel in the past, we cannot guarantee that this will continue to be the case. Any inability to attract and retain talented and highly qualified senior management team or other key employees, could have a negative impact on us.

Our results of operations may be negatively impacted by any jet fuel shortages or any fluctuation in domestic prices for jet fuel.

The availability and cost of jet fuel have a significant impact on our financial condition and results of operations. Prior to 1993, jet fuel shortages regularly occurred in China, as a result of which we had to cancel or delay flights. Although we have not experienced jet fuel shortages since 1993, we cannot assure that such shortages would not occur again, and if such a shortage occurs and causes us to delay or cancel flights, our reputation among passengers as well as our operations may suffer.

Domestic price for jet fuel has experienced fluctuations in the past few years and may continue to fluctuate in the future due to various factors. In 2021, due to the recovery of the economy, there was increasing demand for international crude oil while the growth of supply was restricted by the limited capacity of the production and transportation. As a result, international crude oil prices surged throughout the year with fluctuations. In 2021, our jet fuel cost accounted for 55.97% of our flight operation expenses. Therefore, any fluctuation in the fuel price may affect our financial performance due to our sensitivity to fuel prices. For more information on jet fuel prices, please see “Item 4. Information on the Company — Business Overview — Jet Fuel” section below for further discussion.

In 2021, a reasonable possible increase or decrease of 10% in average jet fuel prices with the volume of fuel consumed and all other variables held constant, would have increased or decreased our annual fuel costs by approximately RMB2,551 million. Accordingly, even if the jet fuel supply remains stable, increases in jet fuel prices will nevertheless adversely impact our financial results.

Our profit for the year may suffer from unexpected volatility caused by any fluctuation in the level of fuel surcharges.

The level of fuel surcharges, which is regulated by Chinese government, affects domestic customers’ air travel demands as well as our ability to generate profits. On January 14, 2009, the NDRC and the CAAC jointly announced that the collection of passenger fuel surcharges for domestic routes should be suspended from January 15, 2009 and onwards. Subsequently, in response to the increase in international fuel prices, the NDRC and CAAC issued a notice on November 11, 2009 to introduce a new pricing mechanism of fuel surcharges that linked it with airlines’ jet fuel costs, which was further adjusted subsequently. On October 14, 2011, the NDRC and the CAAC issued a notice to adjust such pricing mechanism. As a result of this adjustment, the maximum rates for fuel surcharges can be adjusted according to the pricing mechanism of fuel surcharges, if the aggregated change in jet fuel costs exceeds RMB250 per ton. Due to the decrease in the jet fuel cost, the fuel surcharges were suspended since February 5, 2015. In March 2015, the NDRC and the CAAC issued the “Notice on Adjusting the Base Oil Price of the Passenger Transportation Fuel Addition and Aviation Kerosene Price Linkage Mechanism of Civil Aviation Domestic Routes”, pursuant to which, when the domestic aviation kerosene comprehensive procurement cost exceeds RMB5,000 per ton, an air transport enterprise can collect fuel surcharge according to the linkage mechanism. In accordance with the above regulations, we adjusted the fuel surcharges for domestic routes from June 5, 2018 (the date of issue), and, as a result, each passenger was charged RMB10 for domestic flight segments (including domestic segments of international routes) under 800 kilometers, 800 kilometers and above 800 kilometers. The fuel surcharges for domestic routes were suspended after January 5, 2019. We adjusted the fuel surcharges for domestic routes from November 5, 2021 (the date of issue), and, as a result, each passenger was charged RMB10 for domestic flight segments (including domestic segments of international routes) under 800 kilometers and 800 kilometers, and RMB20 for domestic flight segments (including domestic segments of international routes) above 800 kilometers. We cannot guarantee that fuel surcharges will not be adjusted further in the future or adjusted in our favor. If fuel surcharges are not adjusted in correspondence to the increase in jet fuel costs, our profit for the year may be materially adversely affected.

Risks Relating to the Chinese Commercial Aviation Industry

Our business is subject to extensive government regulations.

The Chinese commercial aviation industry is subject to extensive regulatory and legal oversight. The CAAC issues and implements several regulations and policies, which encompass substantially all aspects of the Chinese commercial aviation industry, such as the approval of route allocation, the administration of certain airport operations, air traffic control and pilot flight time limitations. In 2020, in order to stem the spread of the COVID-19 pandemic, CAAC issued various guidance, orders and notices with regard to the implementation of precautionary measures in airline operations, including cleaning and sanitizing procedures, face-covering and social distancing requirements and measures for reducing physical touch points. In addition, in response to the challenges faced by the Chinese commercial aviation industry due to the COIVD-19 pandemic, CAAC also issued several policies to support Chinese airlines, including reduction or waiver of certain fees, funding support in respect of infrastructures, and simplification of certain approval procedures. Starting from April 1, 2021, the Ministry of Finance reduced airlines’ contributions to the Civil Aviation Development Fund by 20%, on top of the 50% reduction that was implemented in July 2019. Since December 1, 2020, CAAC and NDRC further expanded the scope of routes to which a market-oriented pricing policy may apply, with an additional 370 routes are covered by such expansion. The CAAC continues to implement extensive legal oversight and supervision on the commercial aviation industry, and as a result, we may face significant constraints on our flexibility and ability to conduct our business or maximize our profitability.

Our results of operations tend to be volatile and fluctuate due to seasonality.

The aviation industry is characterized by annual high and low travel seasons. Our operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for our flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, our airline revenue is generally higher in the second half of the year than in the first half of the year due to the greater demand for air travel during the summer months, although such difference has become less notable since 2020 as the traditional seasonal travel pattern were affected by the COVID-19 pandemic. As a result, our results tend to be volatile and subject to rapid and unexpected change.

Our operations may be adversely affected by insufficient aviation infrastructure in the Chinese commercial aviation industry.

The rapid increase in air traffic volume in China in recent years has put pressure on many components of the Chinese commercial aviation industry, including China’s air traffic control system, the availability of qualified flight personnel and airport facilities. Airlines, such as our Company, which have route networks that emphasize short- to medium-haul routes, are generally more affected by insufficient aviation infrastructure in terms of on-time performance and high operating costs due to fuel inefficiencies resulting from the relatively short segments flown, as well as the relatively high proportion of time on the ground during turnaround. All of these factors may adversely affect the perception of the service provided by an airline and, consequently, the airline’s operating results. In recent years, the CAAC placed increasing emphasis on the safety of Chinese airline operations and implemented measures aimed at improving the safety record of the industry. Our ability to increase utilization rates and to provide safe and efficient air transportation in the future will depend in part on factors such as the improvement of national air traffic control, navigation systems and ground control operations at Chinese airports, which are beyond our control.

In 2020, the Company completed the move of all flights in our previous Beijing hub, Beijing Capital International Airport, or Beijing Airport, to Beijing Daxing International Airport, or Daxing Airport. Because Daxing Airport is farther from the urban area of Beijing than Beijing Airport and a longer commute time is therefore required between the airport and the city, we had to implement certain promotion activities, including but not limited to lowering ticket prices and distributing discount coupons for ground transportation, to attract passengers to take our flights from the Daxing Airport. We expect to continue implementing such promotion activities for an extended period of time. These measures may have an adverse effect on our operating revenue and profits if we have to continue offering lower prices in the future.

We face increasingly intense competition in both domestic and international markets, which may materially and adversely affect our business.

Competition has become increasingly intense in recent years in our domestic market, due to a relaxation of certain regulations by the CAAC and increase in the capacity, routes and flights of Chinese airlines, as well as other factors. Beginning from 2020, the COVID-19 pandemic has intensified such competition in the domestic market as a significant amount of international routes capacity was transferred to domestic routes and led to an imbalance in the supply-demand in the domestic market.

We face varying degrees of competition on regional routes from certain Chinese airlines as well as Cathay Pacific and Air Macau, and on our international routes, primarily from non-Chinese airlines, most of which have significantly longer operating histories, substantially greater financial and technological resources and greater brand recognition than us. Many of our international competitors have larger sales networks, participate in more comprehensive and convenient reservation systems, or engage in more promotional activities, which may enhance their ability to attract international passengers.

In addition, our business is relatively more focused on the domestic market compared to some of our major Chinese competitors, such as Air China Limited, or Air China, and China Eastern Airlines. During the reporting period, as the COVID-19 pandemic has been better contained in China than in other countries worldwide, our competitiveness among major Chinese airlines has not been significantly impacted due to the pandemic, as compared to those airlines with greater international operations. Since early 2022, there has been an increasing number of Omicron variant cases in some regions in China, and the Chinese government has imposed restrictions in these regions. Therefore, we cannot assure that we will be able to maintain such competitive and advantage in the future, and our business may be subject to more adverse effects as compared to our competitors, and subsequently our competitiveness may be adversely affected.

We expect to face substantial competition from alternative means of transportation, especially as a result of the rapid development of the Chinese rail network.

For short-distance transportation, airplanes, trains and buses are alternatives to each other. Given the recent rapid development of high-speed trains, the construction of nationwide high-speed railway network and the improvement of inter-city expressway network, the commercial aviation sector as a whole faces increasing competition from those alternative means of transportation.

The PRC government is aggressively expanding its high speed rail network. The mileage of new railway lines put into operation in 2021 reached about 4,208 kilometers. As of December 31, 2021, China’s railway traffic mileage reached over 150,000 kilometers, of which over 40,000 kilometers were covered by high-speed railway, ranking first around the world in terms of total high-speed railway traffic mileage. According to the latest development goal of China Railway, China’s railway traffic mileage will reach 200,000 kilometers by 2035, of which 70,000 kilometers will be covered by high-speed railway. The operating results of our air routes that are overlapping with the high-speed railway corridors (especially air routes with a distance of less than 800 kilometers) have been adversely affected, and we expect the continued development of the high speed rail network will continue to adversely affect our operating results in the future.

Limitations on foreign ownership of Chinese airlines may affect our access to funding in the international equity capital markets.

The current Chinese government policies limit foreign ownership of Chinese airlines. Under these policies, non-PRC, Hong Kong, Macau, Taiwan residents can only hold up to 49% of equity interest in a Chinese airline. As of April 22, 2022, we estimate that no more than 50.75% of our total outstanding ordinary shares were held by non-PRC, Hong Kong, Macau and Taiwan residents. Through The Provisions on Domestic Investment in Civil Aviation Industry, effective on January 19, 2018, the Chinese government has loosened restrictions on state ownership of our total outstanding ordinary shares, which allows the percentage of state-owned shares to be under 50%. However, for so long as the limitation on foreign ownership is in force, we will have limited access to funding in the international equity capital markets.

The commercial aviation industry is subject to risks associated with climate change, including the increasingly stringent environmental regulation to protest against emissions. Failure to comply with existing or future environmental regulations or to otherwise manage the risks of climate change effectively could have a material adverse effect on our business.

As the climate change challenges remain a key focus area globally, the environmental regulation development and implementation have been constantly evolving and changing over the past decade. Our operations are subject to extensive and increasingly stringent national, local and international laws governing environment protection. Compliance with existing and future environmental laws and regulations could increase our operational costs, and violations of such laws and regulations could result in significant fines and penalties as well as reputational harm. Such regulation could also result in tax, regulatory or permitting requirements from multiple jurisdictions for the same operations and costs for the aviation industry, including us. In addition to direct costs, such regulation may increase fuel costs passed through from fuel suppliers regulated by any such regulations. For more details, see “Item 4. Information on the Company – Business overview – Regulation – Environment”.

For example, the European Emissions Trading Scheme may increase our operational cost. Starting on January 1, 2012, the aviation sector has been included in the European Emissions Trading Scheme (ETS), EU’s mandatory cap-and-trade system for reduction of greenhouse gas emissions. Airline operators in the EU has received tradable emission permits (aviation allowances) covering a certain level of their CO2 emissions per year for their flights operating to and from EU airports. If an airline fails to obtain free-of-charge emission permits from the EU, it will have to buy around EUR10 million (RMB100 million) worth of CO2 emissions allowances from other greener industries. Pursuant to this policy, Chinese airlines having flight points in Europe undertake the same carbon emission reductions obligation as the European local airlines, which will result in a significant increase in the operating cost of Chinese airlines in Europe, including our Company, and further have an adverse impact on the results of operations and financial condition. In March 2011, a group representing China’s largest airlines sent a formal notice to the EU expressing strong opposition to non-member-state airlines’ inclusion in the EU’s Emissions Trading Scheme. Also, in early February 2012, CAAC issued instructions to various airlines announcing that without approval from the relevant Chinese government authorities, the major airlines are prohibited from joining EU-ETS and the transport airlines are also prohibited from raising the freight price or increasing fee items under this reason. On November 12, 2012, the EU announced it was temporarily suspending the implementation of the ETS in the aviation sector in 2013 in order to forge a positive negotiation environment for all parties. In November 2014, CAAC issued a notification on the ETS. The notification provided that CAAC would not prohibit Chinese airlines to take part in the ETS if the relevant flights take off and land between the airports within the EU during 2012 and 2016. We have operated few flights between airports within the EU since 2012, and expect to operate few flights between airports within the EU in the future. Therefore, we submitted emission reports and paid the quota between 2012 and 2016 for our flights between airports within the EU. In April 2015, our Company completed submission of emissions reports for the years 2012 to 2014 and fulfilled our obligations under the ETS. In 2016, our Company finished year 2015 compliance cycle. On year 2017-2018 compliance cycle, our Company had been in compliance with the requirements of relevant PRC laws and the ETS. The Company completed the compliance work on 2019 EU carbon trading and Guangdong carbon trading as scheduled, and sold 695,000 tonnes of Guangdong carbon quota accumulated over the years due to the improvement of flight emission efficiency through public auctions. On year 2019-2020 compliance cycle, our Company had been in compliance with the requirements of relevant PRC laws and the ETS. In 2021, we also participated in the UK ETS in addition to the EU ETS. The compliance work for the year of 2021 are ongoing and will be carried out pursuant to relevant requirements. During the reporting period, the Company continued to put efforts into environmental protection. For more details, see “Item 4. Information on the Company – Business Overview – Environment”. However, there can be no assurance that the ETS will not have negative impact on our financial condition and result of operations.

While the specific nature of future actions relate to climate change is hard to predict, it is likely that they could impose significant additional costs on our operations and affect our business.

We may utilize fuel hedging arrangements which may result in losses.

We may hedge a portion of our future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. We entered into fuel hedging contracts in March and April 2020, and we have not entered into any fuel hedging transactions since the fourth quarter of 2020. These hedging strategies may not always be effective and high fluctuations in aviation fuel prices exceeding the locked-in price ranges may result in losses. Significant declines in fuel prices may substantially increase the costs associated with our fuel hedging arrangements. In addition, while we seek to manage the risk of fuel price increases by using derivative contracts, we cannot assure that, at any given point in time, our fuel hedging transactions will provide any particular level of protection against increased fuel costs.